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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                        Texas Regional Bancshares, Inc.
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                               (Name of Issuer)

                             Class A Voting Common
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                         (Title of Class of Securities)

                                  882673 10 6
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                                (CUSIP Number)

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 5 Pages

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CUSIP No.  882673 10 6                                        Page 2 of 5 Pages
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 1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with
    ---------------------------------------------------------------------------
    401(k) provisions) and Texas Regional Bancshares, Inc. Employee Stock
    ---------------------------------------------------------------------------
    Owership Trust (G.E. Roney, Joe M. Kilgore, Morris Atlas and Frank N.
    ---------------------------------------------------------------------------
    Boggus, Trustees)
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 2) Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  / /
    (b)  /X/

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 3) SEC Use Only
                 --------------------------------------------------------------

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 4) Citizenship or Place of Organization            TEXAS
                                         --------------------------------------

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Number of Shares          (5) Sole Voting Power                0 shares
 Beneficially             -----------------------------------------------------
 Owned by                 (6) Shared Voting Power        302,007 shares
 Each Reporting           -----------------------------------------------------
 Person With              (7) Sole Dispositive Power           0 shares
                          -----------------------------------------------------
                          (8) Shared Dispositive Power   302,007 shares
                          -----------------------------------------------------

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 9) Aggregate Amount Beneficially Owned by Each Reporting Person
    302,007 shares
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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)
    Not applicable
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11) Percent of Class Represented by Amount in Row 9           4.88 percent
                                                     --------------------------

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12) Type of Reporting Person (See Instructions)         EP
                                                -------------------------------

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Schedule 13G                                                        Page 3 of 5
December 31, 1995



Item 1(a)   Name of Issuer:

            Texas Regional Bancshares, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            P.O. Box 5910, 3700 North Tenth, Suite 301
            McAllen, Texas 78502-5910


Item 2(a)   Name of Person Filing:

            Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) and Texas Regional Bancshares, Inc. Employee Stock Ownership Trust (G. E. Roney, Joe M. Kilgore, Morris Atlas, and Frank N. Boggus, Trustees)

Item 2(b)   Address of Principal Business Office or, if none Residence:

            P.O. Box 5910, 3700 North Tenth, Suite 301
            McAllen, Texas 78502-5910

Item 2(c)   Citizenship:

            Organized under the laws of the State of Texas

Item 2(d)   Title of Class of Securities:

            Class A Voting Common Stock

Item 2(e)   CUSIP Number:

            882673 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F).

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Schedule 13G                                                        Page 4 of 5
December 31, 1995



Item 4      Ownership:

            (a) Amount Beneficially Owned: 302,007 shares of Class A Voting Common.
            (b)  Percent of Class:  4.88 percent
            (c)  Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote:
                        0 shares
                 (ii)   shared power to vote or to direct the vote:
                        302,007 shares
                 (iii)  sole power to dispose or to direct the disposition of:
                        0 shares
                 (iv)   shared power to dispose or to direct the disposition of:
                        302,007 shares

            Note: The shares of Company Stock held pursuant to the Employee Stock Ownership Plan are held by the Employee Stock Ownership Trust, as required by the Plan and with the limitations and conditions described in the Plan.
            G. E. Roney, Joe M. Kilgore, Morris Atlas, and Frank N. Boggus are the Trustees of the Trust. The Plan and the Trust Agreement give the Trustees the power to vote unallocated shares and to direct the disposition of dividends and the proceeds from the sale of shares. Plan participants have the power to vote shares allocated to their accounts. The Plan and the Trust Agreement also give the Trustees certain limited power to dispose of shares held pursuant to the Plan, based on limitations and conditions as contained in the Plan and Trust Agreement. Certain of the Trustees of the Plan separately file Schedule 13D and/or Schedule 13G to separately report beneficial ownership of shares by the Trustees in their individual capacities.

Item 5      Ownership of Five Percent or Less of a Class:

            This statement is being filed to report that as of December 31, 1995 the Employee Stock Ownership Trust has ceased to be the beneficial owner of 5% of the shares of Class A Voting Common.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable

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Schedule 13G                                                         Page 5 of 5
December 31, 1995



Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable

Item 8      Identification and Classification of members of the Group:

            Not applicable

Item 9      Notice of Dissolution of Group:

            Not applicable

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            Feb. 9, 1996
            -------------------------------------------
            Date


            /s/ G. E. Roney, Trustee
            -------------------------------------------
            Signature


            G. E. Roney, Trustee
            -------------------------------------------
            Name/Title